Mail Stop 3561

October 2, 2006

Mr. Joel M. Bennett
Executive Vice President and Chief Financial Officer
22619 Pacific Coast Highway
Malibu, California 90265

Re: **JAKKS Pacific, Inc.**
        Form 10-K for the year ended December 31, 2005
        Filed March 16, 2006
        File No. 000-28104

Dear Mr. Bennett:

    We have reviewed your response letter dated September 22, 2006 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

    Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2005

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies – Stock Option Plans, page 48

1. We note from your response to our prior comment 3 that the option repricings took place in October 2000 and you currently use the variable method to account for these options. Please revise your disclosure in future filings to clarify the nature of these option repricings and the amount of compensation expense recognized based on accounting for the options using the variable method.

Note 14. Common Stock, Preferred Stock and Warrants, page 61

2. We note from your response to our prior comment 7 that the 396,000 shares of restricted stock were earned during 2004. Please tell us when these shares of stock were considered outstanding for purposes of basic earnings per share calculations and tell us where the shares are included in the column on the statements of stockholders' equity titled "common stock, number of shares."

Other

3. As previously requested, please provide, in writing, a statement from the company acknowledging that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   - the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

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You may contact Claire Erlanger at (202) 551-3301 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief